                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                         SEC File Number 0-23948

(Check One):

[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR

                           For Quarter Ended:  June 30, 2001

                           [ ] Transition Report on Form 10-K
                           [ ] Transition Report on Form 20-F
                           [ ] Transition Report on Form 11-K
                           [ ] Transition Report on Form 10-Q
                           [ ] Transition Report on Form N-SAR
                           For the Transition Period Ended:_____________

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, the Item(s) to which the notification relates: Not Applicable

                                     PART I

                             REGISTRANT INFORMATION

Full Name of Registrant:            Boyd Bros. Transportation Inc.

Former Name if Applicable:          Not Applicable

Address of Principal Executive
   Office (street and number):      3275 Highway 30

City, State and Zip Code:           Clayton, Alabama 36016

                                     PART II

                             RULE 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]     (a)       The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]     (b)       The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth (15th) calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth (5th) calendar day following the prescribed due date; and

[ ]     (c)       The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report, or portion thereof could not be filed within the prescribed time period.

         In response to certain comments provided by the Commission to the Company, the Company informed the Commission on August 1, 2001 that it has elected to provide segment reporting information in its Form 10-Q and 10-K filings, commencing with the Company's 10-Q filing for the quarter ended June 30, 2001. Such election materially impacts the Company's disclosures under the Form 10-Q item entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" as well as the Company's financial statements, and the Company has been working to revise such item and financial statements to comply with the rules pertaining to segment reporting. However, because the Company has not analyzed its results of operations or prepared its financial statements on a segment-by-segment basis in previous filing periods, the Company's current preparation of the Form 10-Q for the quarter just-ended is taking additional time and management attention. As a result of this reason, and the relatively recent election by the Company to provide segment reporting information, the Company is unable, without unreasonable effort and expense, to complete and file the Form 10-Q by August 14, 2001, the prescribed deadline for filing.

                                     PART IV

                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

    Richard C. Bailey                   (334)                     775-1400
    ------------------------------------------------------------------------
         (Name)                       Area Code                  (Telephone)

(2) Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months, (or for such shorter period that the registrant was required to file such report(s)), been filed? If the answer is no, identify report(s).

                                 [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [ ] Yes [X] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




                         BOYD BROS. TRANSPORTATION INC.
                         ------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  August 15, 2001              By: /s/ Richard C. Bailey
                                        ----------------------------------------
                                        Richard C. Bailey
                                        Chief Financial Officer






                                       3